C. Patrick Gadson pgadson@velaw.com Tel +1.212.237.0198 Fax +1.917.849.5386

December 21, 2020

VIA ELECTRONIC MAIL AND EDGAR FILING

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Enzo Biochem, Inc. Preliminary Proxy Statement on Schedule 14A filed by Roumell Asset Management, LLC, James C. Roumell et. al. Filed December 11, 2020 File No. 1-09974

Mr. Hindin:

Set forth below are the responses on behalf of Roumell Asset Management, LLC (“Roumell”), James C. Roumell, Matthew M. Loar and Edward Terino (collectively, the “Roumell Filers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated December 17, 2020, with respect to its preliminary proxy statement, File No. 001-09974, filed with the Commission on December 11, 2020 (the “Proxy Statement”) in relation to Enzo Biochem, Inc. (the “Company”). Concurrently with the submission of this letter, the Roumell Filers are filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Enclosed with the email version of this letter is a copy of the Amended Proxy Statement marked to show changes from the Proxy Statement as originally filed.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Proxy Statement and all capitalized terms used but not defined herein have the same meaning as in the Proxy Statement.

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Securities and Exchange Commission December 21, 2020 Page 2

Letter to Shareholders

1.	Refer to the various claims made in the second paragraph of the letter to shareholders. Please expand the disclosure here or elsewhere in the proxy statement to provide support for each statement made. For example, identify the “appropriate action,” and “opportunities...to drive shareholder value.” Please provide support for the claim regarding “the stock price underperformance.” Please also explain Roumell’s rationale for holding the entire board accountable given that a majority of the current board members have held their positions for less than a year, two of the Company’s three nominees were appointed as directors only after two former directors recently resigned, serving less than two months, and the stock price appears to have increased during such directors’ tenure.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment. Roumell has expanded the disclosures in the letter to shareholders and elsewhere in the Amended Proxy Statement to provide support for each statement made. Roumell respectfully refers the Staff to the letter to shareholders and page 7 of the Amended Proxy Statement.

2.	The third paragraph in the letter to shareholders contains the statement “[w]e believe that the fresh perspectives and deep relevant industry experience of our nominees would, if elected, allow us to revitalize the Company and allow the Company to realize its full potential.” It does not appear that Mr. Terino holds any experience in the industry in which the Company operates, i.e., diagnostics, clinical lab, and life sciences, or any experience in the broader healthcare industry. Please advise or revise.

RESPONSE: Roumell respectfully acknowledges the Staff’s comments and respectfully refers the Staff to page 10 of the Amended Proxy Statement.

Reasons for the Solicitation, page 6

3.	Please supplement the disclosure to provide support for the various statements made in this paragraph regarding:

●	the performance of the Company, board and management, and its strategy and operations;

●	the Company’s failure to capitalize on the potential to create value; and

●	why change in the board’s composition will ensure objective and independent oversight of the Company’s operations, strategy and management given that the board has determined that all of the directors currently serving on the board other than Dr. Rabbani meet the independence criteria established by the New York Stock Exchange.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Proxy Statement to provide added support for each of the statements above. Roumell respectfully refers the Staff to pages 7 and 8 of the Amended Proxy Statement.

Securities and Exchange Commission December 21, 2020 Page 3

Proposal 1, page 7

4.	We note disclosure in the Company’s supplement dated December 15, 2020 to its proxy statement dated November 27, 2020 that “[n]either the nominations nor the proposals brought by Roumell for business before the 2020 Annual Meeting will be accepted. As a result, if you submit Roumell’s proxy, your vote will not be counted for or against the election of either of the Roumell Nominees or for or against the proposals brought by Roumell.” Please provide clear and prominent disclosure advising shareholders of the Company’s position and that as a result, shareholders who grant Messrs. Roumell and Lukin proxy authority may be disenfranchised with respect to all votes cast in favor of every proposal listed on the Roumell proxy card.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the Proxy Statement to clearly and prominently disclose the Company’s position to shareholders, as well as the possibility of disenfranchisement for shareholders who grant Messrs. Roumell and Lukin proxy authority. Roumell respectfully refers the Staff to pages 9 and 18 of the Amended Proxy Statement.

5.	Refer to the fourth paragraph on page 7 and the placeholder for the name of a Company nominee. Unless the Company nominee that will be identified in this paragraph has consented to being named in the proxy statement and to serve if elected, please revise this disclosure consistent with the requirements of Exchange Act Rule 14a-4(d)(1) and (4).

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that while it is seeking authority to vote for one of the Company’s nominees, none of the Company nominees have consented to being named in the Proxy Statement or to serve if elected. Roumell respectfully refers the Staff to page 9 of the Amended Proxy Statement.

6.	Refer to the last paragraph on page 7. Supplement the disclosure to describe “Roumell’s outlined plan to maximize shareholder value.”

RESPONSE: Roumell respectfully acknowledges the Staff’s comment. Roumell advises the Staff that it has removed the reference to its “outlined plan” and refers the Staff to pages 7 and 8 of the Amended Proxy Statement.

Securities and Exchange Commission December 21, 2020 Page 4

Proposal 4, page 12

7.	Please provide support for the statement that the Company has been “mismanaged by the Board and the executive officers of the Company.”

RESPONSE: Roumell respectfully acknowledges the Staff’s comment. Roumell has provided additional support in the Amended Proxy Statement that the Company has been mismanaged by the Board of Directors of the Company (the “Board”) and the executive officers of the Company, and respectfully refers the Staff to page 7 of the Amended Proxy Statement.

Proposal 6, page 14

8.	Please supplement this disclosure to note that Proposal 6 could have the effect of repealing bylaw amendments which one or more shareholders of the Company may consider to be beneficial to them or to the Company. We would not object to the inclusion of disclosure that also notes that Proposal 6 will not preclude the board from reconsidering any repealed bylaw changes following the annual meeting.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the disclosure of Proposal 6 accordingly. Roumell respectfully refers the Staff to page 16 of the Amended Proxy Statement.

Voting and Proxy Procedures, page 16

9.	Refer to the paragraph with the caption “Election of Directors” and our comment 4 above. We note disclosure in the Company’s supplement dated December 15, 2020 to its proxy statement dated November 27, 2020 that it is the Company’s position that the election of directors is uncontested and therefore the voting standard is not a plurality of votes cast. While Roumell is free to disclose, if true, that it is currently pursuing litigation on this and related issues, the current disclosure that the directors will be elected by a plurality of the votes cast is factually inaccurate without providing the additional context regarding the Company’s current position. Refer to Exchange Act Rule 14a-9. Please revise accordingly.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the Proxy Statement to disclose to shareholders the Company’s position that the election of directors will be uncontested at the Annual Meeting and the voting standard for the election of directors will not be a plurality of votes cast. Roumell respectfully refers the Staff to pages 9 and 18 of the Amended Proxy Statement.

10.	This same paragraph indicates that shareholders may vote “For,” “Against” or “Abstain” with respect to Proposal 1. However, the proxy card provides choices “For” and “Withhold.” Please reconcile this discrepancy.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the proxy card to provide choices for “For,” “Against” and “Withhold.” Roumell respectfully refers the Staff to the form of proxy card of the Amended Proxy Statement.

Securities and Exchange Commission December 21, 2020 Page 5

11.	Refer to the last paragraph on page 17. Note that the last line of the proxy card states “YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.” Please revise to reconcile the conflicting disclosure.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the proxy card to indicate how submitted proxies will be voted if no direction is indicated. Roumell respectfully refers the Staff to the form of proxy card of the Amended Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 21

12.	The second paragraph includes the statement that “[t]he table does not include Roumell as we did not own 5% of the outstanding Common Stock as of November 23, 2020.” Please reconcile this statement with the disclosure on page 19 of the proxy statement that “[a]s of the Record Date [November 23, 2020], Roumell beneficially owned an aggregate of 2,769,479 shares of Common Stock, representing approximately 5.8% of the Common Stock outstanding as of the Record Date.” Please also reconcile with the disclosure in the Schedule 13D filed by James C. Roumell and Roumell Asset Management, LLC on November 27, 2020. Based on the transactions that Roumell reported as occurring within the past sixty (60) days prior to filing the Schedule 13D, it appears that Roumell had acquired beneficial ownership of more than 5% of the Company’s outstanding common stock as of October 14, 2020. We also note that Roumell acquired additional shares of the Company’s common stock on October 29, 2020 and reported that the obligation to file a Schedule 13D was triggered on November 17, 2020. Please advise or revise.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the statement under the header “Security Ownership of Certain Beneficial Owners and Management” to indicate that Roumell was the beneficial owner of an aggregate of 5.8% of the Company’s Common Stock as of the Record Date. Roumell respectfully refers the Staff to page 23 of the Amended Proxy Statement.

Roumell was not included in the Company’s definitive proxy statement filed with the SEC on November 27, 2020. Since Roumell’s filing of its original Schedule 13D on November 27, 2020, Roumell has complied with its reporting obligations to ensure that shareholders have all relevant information necessary for them to make an informed decision on the direction of the Board and the Company as a whole.

Securities and Exchange Commission December 21, 2020 Page 6

Annex A

13.	The heading of the second column suggests that common stock sold should be in parentheses. Please advise or revise.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised Annex A of the Proxy Statement to include sales of common stock in parentheses. Roumell respectfully refers the Staff to Annex A of the Amended Proxy Statement.

Proxy Card

14.	Reconcile the third paragraph on the card (“If no direction is indicated..., this proxy will be voted...”) with the last line of the card (“Your shares cannot be voted without your specific instructions”).

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the proxy card to clarify how submitted proxies will be voted if no direction is indicated. Roumell respectfully refers the Staff to the form of proxy card of the Amended Proxy Statement.

15.	Proposal 1 lists individual nominees but provides voting boxes providing means for shareholders to grant authority to vote for the nominees set forth as a group. Please revise to conform to the requirements of Exchange Act Rule 14a-4(b)(2).

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised the proxy card to provide means for shareholders to grant authority to vote for individual nominees. Roumell respectfully refers the Staff to the form of proxy card of the Amended Proxy Statement.

16.	Proposal 1 provides shareholders with boxes to select “For” and “Withhold.” Please refer to comment 9 above and Instruction 2 to Rule 14a-4(b)(2). Given the Company’s stated position noted in comment 9 above, please advise or revise Proposal 1 accordingly.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised its form of proxy card to provide the Company’s stated position noted in comments 4 and 9 above. Roumell respectfully refers the Staff to the form of proxy card of the Amended Proxy Statement.

17.	Proposal 1 also appears to be relying on Rule 14a-4(d)(4) but does not appear to comply with Rule 14a-4(d)(4)(iii). Please revise accordingly. Refer to the sample card provided in Exchange Act Release No. 31326 at Section II.I.

RESPONSE: Roumell respectfully acknowledges the Staff’s comment and has revised its form of proxy card to provide shareholders with the opportunity to withhold authority with respect to any registrant nominee by writing the name of that nominee on the form of proxy. Roumell respectfully refers the Staff to the form of proxy card of the Amended Proxy Statement.

* * * * *

Securities and Exchange Commission December 21, 2020 Page 7

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

Enclosures

cc:	James C. Roumell, Roumell Asset Management, LLC
Craig L. Lukin, Roumell Asset Management, LLC